Exhibit 99.1

Eiger BioPharmaceuticals Reports Second Quarter 2023 Financial Results and Provides Business Update
•Resources prioritized to advance avexitide in hyperinsulinemic hypoglycemia indications
•Active discussions underway with potential partners to advance late-stage virology programs
•Reduction in workforce executed to align with focus on avexitide; extends cash runway to into Q4 2024
•David Apelian, MD, PhD, MBA, appointed CEO
Palo Alto, Calif., August 14, 2023 -- Eiger BioPharmaceuticals, Inc. (Nasdaq:EIGR), a commercial-stage biopharmaceutical company focused on the development of innovative therapies for rare metabolic diseases, today reported financial results for the second quarter 2023 and provided a business update.
“We reported in late June that we are deploying our resources toward recognizing the compelling potential of avexitide in metabolic diseases,” said David Apelian, MD, PhD, MBA, CEO of Eiger. “Our initial focus is on post-bariatric hypoglycemia, or PBH, and other forms of hyperinsulinemic hypoglycemia (HH) arising after gostrointestinal surgeries where we see the highest revenue potential, have demonstrated proof-of-concept in Phase 2 clinical trials, and have FDA alignment on Phase 3 endpoints, sample size, and study design. In the future, we also intend to develop avexitide for congenital hyperinsulinism as a second indication.”
Business Highlights
Avexitide for Post-Bariatric Hypoglycemia (PBH)
•A large orphan disease with a growing population; caused by complications in bariatric surgery
•Prevalence of approximately 180,000 in the US and approximately half that in the EU
•Avexitide is the only drug in development for PBH with Breakthrough Therapy designation
•FDA alignment on pivotal Phase 3 study endpoints, sample size, and design
Avexitide for Congenital Hyperinsulinism (HI)
•An ultra-rare, life-threatening, pediatric disorder of persistent hypoglycemia that results in irreversible brain damage in up to 50% of children
•Breakthrough Therapy designation from FDA
•Rare Pediatric Disease designation
Zokinvy® (lonafarnib) for Progeria and Processing-Deficient Progeroid Laminopathies
•Achieved net revenue of $4.6 million in Q2 2023
Corporate
•25% reduction in workforce, a reduction in out-of-pocket spending related to the Company's hepatitis delta (HDV) development program and the Company's existing term loan are expected to extend the Company’s cash runway into the fourth quarter of 2024
•David Apelian, MD, PhD, MBA, appointed CEO
Cash Position
•$53.6 million in cash position as of June 30, 2023
Second Quarter 2023 Financial Results

Exhibit 99.1
Total revenue was $4.6 million for the second quarter of 2023, as compared to $4.1 million for the same period in 2022. The increase was primarily driven by the product sales in Germany compared to no such sales for the same period in 2022. The increase was partially offset by a decrease of certain upfront payments received under the terms of the Marketing and Distribution Agreement (MDA) with AnGes, Inc., which was executed in May 2022, relating to obtaining regulatory approval for and commercialization of Zokinvy in Japan.
Cost of sales decreased by $0.5 million in the second quarter 2023 compared to the same period in 2022. The decrease was primarily due to a reversal of an inventory accrual related to a nonconforming batch of product. During the second quarter 2023, the Company was notified by the vendor that it was no longer obligated to pay for that nonconforming batch of product.
Research and development expenses were $19.4 million for the second quarter of 2023, as compared to $17.0 million for the same period in 2022. The increase was primarily due to an increase in clinical and contract manufacturing expenditures and an increase in compensation and personnel related expense. The increase was partially offset by a decrease in outside services across programs, including consulting and advisory services due to a decline in spending on peginterferon lambda programs.
Selling, general and administrative expenses were $5.5 million for the second quarter of 2023, as compared to $7.0 million for the same period in 2022. The decrease was primarily due to a decrease in compensation and personnel related expense, including stock-based compensation, and a decrease in outside services, including consulting, advisory and accounting services.
Total operating expenses include non-cash expenses of $0.9 million for the second quarter of 2023, as compared to $4.1 million for the same period in 2022. The decrease was primarily due to a change in amortization of premiums and discounts on debt securities due to current market and economic conditions, a decrease in loss on early extinguishment of Oxford loan paid off in June 2022 and a decrease in stock based compensation expenses.
The Company reported a net loss of $20.7 million, or $0.47 per share basis for the second quarter of 2023. This compares to a net loss of $21.9 million, or $0.51 per share basis for the same period in 2022.
Cash, cash equivalents, and short-term debt securities as of June 30, 2023 totaled $53.6 million, as compared to $98.9 million as of December 31, 2022.
As of June 30, 2023, the Company had 44,296,417 common shares outstanding.
About Eiger
Eiger is a commercial-stage biopharmaceutical company focused on the development of innovative therapies for rare metabolic diseases. Eiger’s lead product candidate, avexitide, is a well characterized, first-in-class GLP-1 antagonist being developed for the treatment of post-bariatric hypoglycemia (PBH) and congenital hyperinsulinism (HI). Avexitide is the only drug in development for PBH with Breakthrough Therapy designation from the FDA.
For additional information about Eiger and its clinical programs, please visit www.eigerbio.com.
Note Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts, including statements regarding our future financial condition, timing for and outcomes of clinical results, prospective products, preclinical and clinical pipelines, regulatory objectives, business strategy and plans and objectives for future operations, are forward-looking statements. Forward-looking statements are our current statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, the timing of our ongoing and planned clinical development; our capability to provide sufficient quantities of any of our products or product candidates for studies or to meet anticipated full-scale commercial demands; our ability to identify, pursue and enter into partnering opportunities for our virology assets; the sufficiency of our cash, cash equivalents and investments to fund our operations into the fourth quarter of 2024, including the scope and impact of any savings from our workforce reduction and cash conservation efforts; the revenue potential of avexitide in post-bariatric hypoglycemia and congenital hyperinsulinism; our ability to finance, independently or through collaborations, the continued advancement of our development pipeline; and the potential for success of any of our products or product candidates. Various important factors could cause actual results or events to

Exhibit 99.1
differ materially from the forward-looking statements that Eiger makes, including additional applicable risks and uncertainties described in the “Risk Factors” section in Eiger’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 and Eiger's subsequent filings with the SEC. The forward-looking statements contained in this press release are based on information currently available to Eiger and speak only as of the date on which they are made. Eiger does not undertake and specifically disclaims any obligation to update any forward-looking statements, whether as a result of any new information, future events, changed circumstances or otherwise.

Investors:
Sylvia Wheeler
Wheelhouse Life Science Advisors
swheeler@wheelhouselsa.com

Media:
Aljanae Reynolds
Wheelhouse Life Science Advisors
areynolds@wheelhouselsa.com

Eiger BioPharmaceuticals Inc.
Condensed Consolidated Balance Sheets
(in thousands)

	June 30, 2023	December 31, 2022(1)
	(Unaudited)
ASSETS
Cash and cash equivalents	$22,983	$25,798
Short-term debt securities	30,626	73,150
Accounts receivable	3,715	1,749
Inventories	1,098	2,853
Prepaid expenses and other current assets	12,062	13,985
Total current assets	70,484	117,535
Property and equipment, net	755	696
Operating lease right-of-use assets	329	561
Other assets	790	1,347
Total assets	$72,358	$120,139
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities	16,713	$25,121
Other liabilities	40,350	39,708
Stockholders’ equity	15,295	55,310
Total liabilities and stockholders’ equity	$72,358	$120,139
(1)Derived from the audited financial statements, included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022.

Eiger BioPharmaceuticals Inc.
Condensed Consolidated Statements of Operations Financial Data
(in thousands, except per share and share amounts)

	Three Months Ended June 30, (unaudited)		Six Months Ended June 30, (unaudited)
	2023	2022	2023	2022
Product revenue, net	$4,393	$3,341	$8,511	$6,014
Other revenue	250	750	250	750
Total revenue	4,643	4,091	8,761	6,764
Costs and operating expenses:
Cost of sales	(310)	151	(192)	261
Research and development(1)	19,401	16,993	36,149	34,563
Selling, general and administrative(1)	5,533	7,027	15,048	13,840
Total operating expenses	24,624	24,171	51,005	48,664
Loss from operations	(19,981)	(20,080)	(42,244)	(41,900)
Interest expense	(1,343)	(934)	(2,628)	(1,820)
Interest income	660	221	1,371	266
Other income (expense), net	(29)	(1,074)	26	(1,047)
Income (loss) before provision for taxes	(20,693)	(21,867)	(43,475)	(44,501)
Provision for income taxes	2	17	4	26
Net loss	$(20,695)	$(21,884)	$(43,479)	$(44,527)
Net income (loss) per common share:
Basic and diluted	$(0.47)	$(0.51)	$(0.98)	$(1.14)
Weighted-average common shares outstanding:
Basic and diluted	44,296,417	43,059,809	44,221,442	39,178,043
(1)Includes stock-based compensation expense of:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023		2022
Research and development	$517	$820	$1,351	$—	$1,445
General and administrative	228	1,388	1,936		2,810
Total stock-based compensation expense	$745	$2,208	$3,287		$4,255